Filed Pursuant to Rule 433

Registration Statement No. 333-158199-10

April 28, 2009

$2,250,000,000

5.500% SENIOR NOTES DUE 2014

FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse, acting through its New York Branch
Note type:	Senior Fixed-Rate Notes
Ratings:	Moody’s: Aa1 (Outlook Negative) Standard & Poor’s: A+ (Outlook Stable) Fitch: AA- (Rating Watch Negative)
Minimum denomination:	$100,000 x $1,000
Trade date:	April 28, 2009
Settlement date:	May 4, 2009 (T+4)
Maturity date:	May 1, 2014
Principal amount:	$2,250,000,000
Benchmark:	UST 1.750% due March 31, 2014
Benchmark yield and price:	1.899% or 99 – 09¾
Re-offer spread:	T + 362.5 bps
Re-offer yield to maturity:	5.524%
Semi-annual coupon:	5.500%
Public offering price:	99.897%
Gross spread:	0.350%
Net proceeds to Issuer:	$2,239,807,500
Interest payment dates:	May 1st and November 1st (First payment: November 1, 2009)
Day count:	30/360
CUSIP:	22546QAA5
ISIN:	US22546QAA58
Sole bookrunner (91.5%):	Credit Suisse Securities (USA) LLC
Co-managers (0.50% each):

BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
BNP Paribas Securities Corp.
 BNY Mellon Capital Markets, LLC
Citigroup Global Markets Ltd.
Comerica Securities, Inc.
DZ Financial Markets LLC
Fifth Third Securities, Inc.
HSBC Securities (USA) Inc.
KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities Co Ltd
Morgan Keegan & Company, Inc.
Popular Securities, Inc.
RBC Capital Markets
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
Wachovia Capital Markets, LLC

Junior co-managers (0.25% each):	MFR Securities, Inc. Trilon International Inc.

The issuer has filed a registration statement, including a prospectus, a prospectus supplement and preliminary pricing supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.